SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 9)*

Sotheby’s
(Name of Issuer)

Common Stock, par value
$0.01 per share
(Title of Class of Securities)

835898107
(CUSIP Number)

Joshua L. Targoff
Third Point LLC
390 Park Avenue, 19th Floor
New York, NY 10022
(212) 715-3880

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

May 10, 2019
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

	CUSIP No. 835898107	13D	Page 2 of 5
(1) NAMES OF REPORTING PERSONS Third Point LLC
(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
(3) SEC USE ONLY
(4) SOURCE OF FUNDS (see instructions) AF
(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6) CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) SOLE VOTING POWER
0 shares
(8) SHARED VOTING POWER
6,667,385 shares (see Item 5)
(9) SOLE DISPOSITIVE POWER
0 shares
(10) SHARED DISPOSITIVE POWER
6,667,385 shares (see Item 5)
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,667,385 shares (see Item 5)
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.3%
(14) TYPE OF REPORTING PERSON (see instructions) OO

	CUSIP No. 835898107	13D	Page 3 of 5
(1) NAMES OF REPORTING PERSONS Daniel S. Loeb
(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
(3) SEC USE ONLY
(4) SOURCE OF FUNDS (see instructions) AF
(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6) CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) SOLE VOTING POWER
0 shares
(8) SHARED VOTING POWER
6,667,385 shares (see Item 5)
(9) SOLE DISPOSITIVE POWER
0 shares
(10) SHARED DISPOSITIVE POWER
6,667,385 shares (see Item 5)
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,667,385 shares (see Item 5)
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.3%
(14) TYPE OF REPORTING PERSON (see instructions) IN

Explanatory Note

This Amendment No. 9 to Schedule 13D (this “Amendment No. 9”) relates to the common stock, par value $0.01 per share (the “Common Stock”), of Sotheby’s, a Delaware corporation (the “Issuer” or the “Company”) and amends the Schedule 13D filed on August 26, 2013, as amended by each of Amendment No. 1 filed on October 2, 2013, Amendment No. 2 filed on February 27, 2014, Amendment No. 3 filed on March 13, 2014, Amendment No. 4 filed on March 26, 2014, Amendment No. 5 filed on May 6, 2014, Amendment No. 6 filed on February 29, 2016, Amendment No. 7 filed on August 16, 2016 and Amendment No. 8 filed on November 2, 2018 (the “Original Schedule 13D” and, together with this Amendment No. 9, the “Schedule 13D”). Capitalized terms used and not defined in this Amendment No. 9 have the meanings set forth in the Original Schedule 13D.

This Amendment No. 9 is being filed to amend Item 4 and Item 5 as follows:

Item 4.          Purpose of Transaction.

Item 4 of this Schedule 13D is hereby amended and supplemented to include the following:

On May 10, 2019 and in accordance with the terms of Section 1(a)(xii) of the Agreement, the Issuer announced the designation of Michael Wolf to the Board of Directors of the Issuer.

Item 5.          Material to be Filed as Exhibits

Items 5(a)-(c) of the Schedule 13D are amended and restated to read as follows:

(a) As of the date hereof, the Third Point Reporting Persons beneficially own an aggregate of 6,667,385 shares of Common Stock held by the Funds (the “Shares”). The Shares represent approximately 14.3% of the Issuer’s Common Stock outstanding. Percentages of the Common Stock outstanding reported in this Schedule 13D are calculated based upon the 46,612,127 shares of Common Stock outstanding as of April 30, 2019, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2019, filed by the Issuer with the Securities and Exchange Commission on May 2, 2019.

 (b) Each of the Third Point Reporting Persons shares voting and dispositive power over the shares of Common Stock held directly by the Funds and the shares of Common Stock issued to Mr. Loeb from time to time in his capacity as a director of the Issuer.

(c)  There have been no transactions in the securities of the Issuer effected in the last 60 days by the Third Point Reporting Persons, inclusive of any transactions effected through the filing of this Amendment No. 9.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 10, 2019

THIRD POINT LLC By: Daniel S. Loeb, Chief Executive Officer

By:	/s/ William Song
Name: William Song
Title: Attorney-in-Fact

DANIEL S. LOEB /s/ William Song
Name: William Song Title: Attorney-in-Fact